Pulmonx Corporation
700 Chesapeake Drive
Redwood City, CA 94063
September 28, 2020
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington D.C., 20549
Attn:
Al Pavot
Ada Sarmento
Joseph McCann
RE:      Pulmonx Corporation
Registration Statement on Form S-1
File No. 333-248635
Ladies and Gentlemen:
Pulmonx Corporation (the “Registrant”) hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-1 to become effective on Wednesday, September 30, 2020, at 4:00 p.m., Eastern Time, or as soon thereafter as is practicable or at such later time as the Registrant may orally request via telephone call to the staff of the Commission. The Registrant hereby authorizes each of Seth J. Gottlieb and Sepideh Mousakhani of Cooley LLP, counsel to the Registrant, to make such request on its behalf.
Once the Registration Statement has been declared effective, please orally confirm that event with Seth J. Gottlieb of Cooley LLP, counsel to the Registrant, at (650) 843-5864, or in his absence, Sepideh Mousakhani at (650) 849-7009.
[Signature Page Follows]

Very truly yours,

PULMONX CORPORATION

By:	/s/ Glendon E. French
Name: Glendon E. French Title: Chief Executive Officer
cc:         Glendon E. French, Pulmonx Corporation
Mark B. Weeks, Cooley LLP
Seth J. Gottlieb, Cooley LLP
Sepideh Mousakhani, Cooley LLP
Ilir Mujalovic, Shearman & Sterling LLP
[COMPANY SIGNATURE PAGE TO ACCELERATION REQUEST]